

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

August 17, 2006

Mr. David H. Keyte
Executive Vice President and Chief Financial Officer
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, CO 80202

> **Re:** **Forest Oil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **March 16, 2006**
> **File No. 1-13515**

Dear Mr. Keyte:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Business

Independent Audit of Reserves, page 6

1.   We note your discussion of a measure you refer to as "SEC PV10%". Please tell
        us and disclose how this measure is calculated and what the measure represents.
        Please contact us to discuss.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Estimates, Judgments, and Assumptions

Fair Value of Derivatives, page 44

2.   We note your disclosure regarding your derivative instruments that indicates the
        factors underlying your assessment of correlation of your hedging derivatives are
        impacted by actual results. We further note your disclosure that indicates that the
        risk you hedge is difficult to correlate primarily due to quality and location
        differences. Please explain whether or not your hedging derivatives meet the
        criteria of being clearly and closely related for all periods presented.

Full Cost Method of Accounting, page 45

3.   We note your disclosure that states, "If exploration efforts are unsuccessful in
        establishing proved reserves and exploration activities cease, the amounts
        accumulated as unproved costs are charged against earnings as impairments."
        Please tell us how this policy is consistent with the requirements of Rule 4-
        10(c)(3)(ii)(A) of Regulation S-X.

Financial Statements

Consolidated Statements of Cash Flows, page 56

4.   Please clarify for us the nature of the line item referred to in your Investing
        activities as "Sale of goodwill and contract value".

Note 13 – Business and Geographical Segments, page 98

5.   It appears from your disclosures that you have identified segments and reporting
        units at a level below the full cost country based cost center level. Please explain
        how you have been able to apply the provisions of SFAS 142. Additionally,
        please address how you are able to comply with the full cost rules given that

identity of the costs incurred is theoretically lost within the full cost pool when capitalized. We may have further comment.

Note 14 – Supplemental Financial Data, Oil and Gas Producing Activities (unaudited), page 101

6.   We note in your analysis of Other Expense (Income), Net located on page 35 of your document that you appear to hold an equity method investment. Please clarify to us the nature of this investment and why it is not reflected in your disclosures prepared in accordance with SFAS 69.

Costs Incurred in Oil and Gas Exploration and Development Activities, page 102

7.   Please modify your presentation to provide separate disclosure of property acquisition costs relating to Proved and Unproved properties.

Standardized Measure of Discounted Future Net Cash Flows, page 106

8.   We note your disclosures on pages 107 and 108 that indicate the computations of the standardized measure are based on average natural gas and liquids prices. Please tell us and clarify in your document if these amounts represent average year end prices or some other form of average. Please refer to paragraph 30(a) of SFAS 69.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief